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                                                             Exhibit (a)(1)(FFF)


                         [LETTERHEAD OF OMNICARE, INC.]

Omnicare                                                            news release
--------------------------------------------------------------------------------


                 GENESIS HEALTH VENTURES TO TERMINATE AGREEMENT
                               WITH NCS HEALTHCARE

     Omnicare's Offer to Acquire NCS HealthCare for $5.50 per Share in Cash
                               Remains Outstanding


COVINGTON, Ky, December 16, 2002 - Omnicare, Inc. (NYSE: OCR), a leading provider of pharmaceutical care for the elderly, today announced that Genesis Health Ventures, Inc. (NASDAQ: GHVI) has agreed to terminate its agreement to acquire NCS HealthCare, Inc. (NCSS.OB).

On December 13, 2002, NCS invited Omnicare and Genesis each to submit its "best and highest offer" to acquire all of the outstanding shares of Class A and Class B common stock of the Company by 6:00 p.m. (E.S.T.) on December 15, 2002.

Following receipt of the request for proposals from NCS, Genesis and Omnicare discussed termination of the NCS/Genesis Merger Agreement and negotiated and executed a Termination and Settlement Agreement, dated December 15, 2002. The Termination Agreement provides, among other things, that Genesis will terminate the NCS/Genesis Merger Agreement in accordance with its terms by sending written notice of such termination to NCS on December 16, 2002 (which will also result in termination of the voting agreements between Genesis and Messrs. Outcalt and
Shaw). In addition, Genesis and Omnicare each agreed to release the other party from any claims arising from the NCS/Genesis Merger Agreement and not to commence any action against the other party arising out of or in connection with the NCS/Genesis Merger Agreement. Omnicare also agreed that prior to the closing of a transaction with NCS, it would pay Genesis an amount in cash equal to $22 million less any termination fees paid by or on behalf of NCS to Genesis under the NCS/Genesis Merger Agreement.

On December 12, 2002, Omnicare proposed to acquire NCS for $5.50 per share in cash and has executed and delivered an agreement and plan of merger to NCS relating to its proposal, which can be accepted by NCS by executing and returning a copy to Omnicare.

Dewey Ballantine LLP is acting as legal counsel to Omnicare and Merrill Lynch is acting as financial advisor. Innisfree M&A Incorporated is acting as Information Agent.




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About the Company

Omnicare, based in Covington, Kentucky, is a leading provider of pharmaceutical care for the elderly. Omnicare serves approximately 746,000 residents in long-term care facilities in 45 states, making it the nation's largest provider of professional pharmacy, related consulting and data management services for skilled nursing, assisted living and other institutional healthcare providers. Omnicare also provides clinical research services for the pharmaceutical and biotechnology industries in 28 countries worldwide. For more information, visit the company's Web site at http://www.omnicare.com.

This document is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer is being made only through an offer to purchase and related letter of transmittal. Investors and security holders are strongly advised to read the tender offer statement of Omnicare because it contains important information. The tender offer statement has been filed by Omnicare with the Securities and Exchange Commission (SEC). Investors and security holders may obtain a free copy of these statements (when available) and other relevant documents on the SEC's Web site at: http://www.sec.gov. The tender offer statement and related materials may also be obtained for free by directing such requests to Omnicare at (859) 392-3331.

Statements in this press release that are not historical are forward-looking statements that are estimates reflecting the best judgment of Omnicare based on currently available information. Such forward-looking statements involve actual known and unknown risks, uncertainties, contingencies and other factors that could cause actual results, performance or achievements to differ materially from those stated. Such risks, uncertainties, contingencies and other factors, many of which are beyond the control of Omnicare, include overall economic, financial and business conditions; trends for the continued growth of the businesses of Omnicare; the ability to implement productivity, consolidation and cost reduction efforts and to realize anticipated benefits; the impact and pace of pharmaceutical price increases; delays and further reductions in governmental reimbursement to customers and to Omnicare as a result of pressure on federal and state budgets due to the continuing economic downturn and other factors; the overall financial condition of Omnicare's customers; Omnicare's ability to assess and react to the financial condition of its customers; the impact of seasonality on the business of Omnicare; the ability of vendors to continue to provide products and services to Omnicare; the continued successful integration of Omnicare's clinical research business and acquired companies, including NCS, and the ability to realize anticipated economies of scale and cost synergies; pricing and other competitive factors in the industry; increases or decreases in reimbursement; the effect of new government regulations, executive orders and/or legislative initiatives, including those relating to reimbursement and drug pricing policies and changes in the interpretation and application of such policies; government budgetary pressures and shifting priorities; efforts by payors to control costs; the outcome of litigation; the failure of Omnicare to obtain or maintain required regulatory approvals or licenses; loss or delay of contracts pertaining to Omnicare's contract research organization business for regulatory or other reasons; the ability of clinical research projects to produce revenues in future periods; the ability to attract and retain needed management; the impact and pace of technological advances; the ability to obtain or maintain rights to data, technology and other intellectual property; the impact of consolidation in the pharmaceutical and long-term care industries; volatility in the market for Omnicare's stock, the stock of Genesis Health Ventures, the stock of NCS and in the financial markets generally; access to capital and financing; the demand for Omnicare's products and services; variations in costs or expenses; the continued availability of suitable acquisition candidates; changes in tax law and regulation; changes in accounting rules and standards; and other risks and uncertainties described in Omnicare's reports and filings with the Securities and Exchange Commission.

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Contacts:

Cheryl D. Hodges                         Joele Frank/Andy Brimmer
Omnicare, Inc.                           Joele Frank, Wilkinson Brimmer Katcher
(859) 392-3331                           (212) 355-4449, ext. 121